NÖK THERAPEUTICS, INC.

1452 N. US HWY 1, Suite 123

Ormond Beach, FL 32174

December 17, 2024

Vanessa Robertson

Lynn Dicker

Chris Edwards

Alan Campbell

United States Securities and Exchange Commission

Office of Life Sciences

Washington, DC

Re:	NÖK Therapeutics, Inc.

Amendment No. 4 to the Offering Statement on Form 1-A

Filed December 9, 2024

File No. 024-12511

Dear Mses. Robertson and Dicker and Messrs. Edwards and Campbell,

We are in receipt of your comment letter dated December 13, 2024 in the above referenced matter and hereby respond to same as follows:

Amendment No. 4 to Offering Statement on Form 1-A

Risks Related to this Offering, page 14

1.	We note the disclosure added in response to prior comment 1. Please disclose the enforceability of the exclusive forum provision and a jury trial waiver provision under federal and state law, whether these provisions apply to claims under the federal securities laws and whether they apply to claims other than in connection with this offering. To the extent the provisions apply to federal securities law claims, please disclose that by agreeing to the provisions, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. Please also clarify whether purchasers of interests in a secondary transaction would be subject to these provisions.

RESPONSE: We have updated the Form 1-A/A accordingly.

Use of Proceeds, page 18

2.	We note your response to prior comment 4. Please describe the use of the proceeds arising from the indebtedness that will be discharged with the proceeds of this offering. Refer to Instruction 6 to Item 6 of Form 1-A.

RESPONSE: We have updated the Form 1-A/A accordingly.

Business, page 21

3.	We note your response to prior comment 5. Please clarify when you anticipate commencing Phase II testing for evencaleucel and what steps need to be completed prior to initiating Phase II clinical trials. We note your disclosure that engagement with relevant regulatory authorities will continue as manufacturing transfer processes take place. Please briefly disclose any interactions the Company has had with the EMA or FDA in relation to the clinical trials for evencaleucel. Please also highlight that the FDA may not accept data from your Phase I trial conducted in a foreign jurisdiction or may require you to conduct additional trials prior to commencing Phase II trials in the United States.

RESPONSE: We have updated the Form 1-A/A accordingly.

Respectfully Submitted,

/s/ Robert Lewis
Robert Lewis, President, Chief Executive Officer and Director